Exhibit 99.1

Chi-Med initiates first-in-human clinical trial of novel PI3K inhibitor HMPL-689

London: Tuesday, April 12, 2016: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) today announces that Hutchison MediPharma Limited (“HMP”), its drug R&D subsidiary, has initiated the first-in-human (“FIH”) Phase I clinical trial of HMPL-689 in Australia.  HMPL-689 is a novel, highly selective and potent small molecule inhibitor targeting the delta isoform of the phosphatidylinositol-3-kinase, also known as PI3Kδ, a key component in the B-cell receptor signaling pathway.  The first drug dose was administered on April 7, 2016.

The FIH trial aims to evaluate the safety, tolerability, and pharmacokinetics properties of HMPL-689.  This randomized, double blind, placebo-controlled, dose-escalating Phase I study of HMPL-689 will be conducted in healthy adult volunteers.  Following this FIH Phase I trial, HMP plans to investigate HMPL-689 in hematological malignancies.  In pre-clinical studies, not only did HMPL-689 demonstrate a superior potency and better kinase selectivity as compared to drugs in the same class, but it also showed significant efficacy and a favorable safety profile.  Additional details about this study may be found at clinicaltrials.gov, using identifier NCT02631642.

Ends

Contact

Investor Enquiries
Christian Hogg, CEO	+852 2121 8200

International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk

US Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile) bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile) sduffy@bmccommunications.com

Investor Relations
Jillian Connell, The Trout Group	+1 (646) 378 2956 jconnell@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 20 7638 9571 +44 7967 566 919 (Mobile) david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500

Notes to Editors

About B cell receptor signaling

As one of the major cellular components of the immune system, B-cells play pivotal roles in several immune system related diseases, such as autoimmune diseases including rheumatoid arthritis, systemic lupus erythematosus and allergy, as well as hematological cancers (i.e. B-cell malignancies), including lymphoma and leukemia.  Targeted B-cell receptor signaling therapies, including monoclonal antibodies and small molecules, have been proven to be clinically effective for the treatment of rheumatoid arthritis as well as B-cell malignancies, leading to scientific and commercial success.

PI3Kδ is a key kinase involved in the B-cell signaling pathway and serves as an attractive target for novel therapies in hematology and immunology.

About hematological cancers

Hematological cancers are classified as leukemia (affecting blood and bone marrow), lymphoma (affecting the lymphatic system) and myeloma (affecting bone marrow). According to Frost & Sullivan, there were approximately 983,000 new cases of hematological cancers worldwide in 2015, which is expected to increase to approximately 1.1 million new cases annually by 2020.  The global market for hematological cancer treatments is projected to grow from approximately $20.4 billion in 2015 to $25.7 billion by 2020.  Treatment of hematological cancers is determined on a case-by-case basis and primarily involves chemotherapy, radiation, targeted therapy and/or stem cell transplantation and, more recently, immunotherapy and gene therapy.

About HMP

HMP is a novel drug R&D company focusing on discovering, developing and commercializing innovative therapeutics in oncology and autoimmune diseases.  With a team of around 290 scientists and staff, its pipeline is comprised of novel oral compounds for cancer and inflammation in development in North America, Europe, Australia and Greater China.  HMP is a subsidiary of Chi-Med and a part of Chi-Med’s Innovation Platform.  For more information, please visit: www.hmplglobal.com.

About Chi-Med

Chi-Med is a China-based, globally-focused healthcare group which researches, develops, manufactures and sells pharmaceuticals and health-related consumer products.  Its Innovation Platform focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect Chi-Med’s current expectations regarding future events, including its plans to initiate clinical studies for its drug candidates in the targeted indications, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, assumptions regarding enrolment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of a drug candidate to meet the primary or secondary endpoint of a study, the ability of a drug candidate to obtain regulatory approval in different jurisdictions, the ability of a drug candidate to gain commercial acceptance after obtaining regulatory approval, the potential market of a drug candidate for a targeted indication and the sufficiency of funding.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.